

20014285   ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/19_____ AND ENDING _____06/30/20_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
                       (No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lyle W. Davis   (801) 532-1313
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
                    (Name – if individual, state last, first, middle name)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    [X] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2020

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wilson-Davis & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (the Company) as of June 30, 2020, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilson-Davis & Company, Inc.'s management. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson-Davis & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III – Computation For Determination Of Customer Account Reserve Requirements of Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule IV – Reconciliation Of Computation For Determination Of Customer Account Reserve Requirements Under Rule 15c3-3, Schedule V – Computation For Determination Of PAB Account Reserve of Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule VI – Reconciliation Of Computation For Determination Of PAB Account Reserve Requirements Under Rule 15c3-3 and Schedule VII – Information For Possession Or Control Requirements Under Rule 15c3-3, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of the Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including



PrimeGlobal

An Association of
Independent Accounting Firms



An independently owned member
RSM US Alliance

RSM

its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – **Computation Of Net Capital, Schedule II – Reconciliation To Respondent's Unaudited Computation, Schedule III** – Computation For Determination Of Reserve Requirements For Broker-Dealers Under Rule 15c3-3, **Schedule IV – Reconciliation Of** Computation For Determination Of Reserve **Requirements Under Rule 15c3-3, Schedule V –** Computation For Determination Of PAB Account Reserve Requirements For Broker-Dealers Under Rule **15c3-3, Schedule VI – Reconciliation Of Comput**ation For Determination Of PAB Account Reserve Requirements Under Rule 15c3-3 and Schedule VII – **Information For Possession Or Control** Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
November 2, 2020

We have served as Wilson-Davis & Company, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, __Lyle W. Davis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wilson-Davis & Company, Inc._____ , as of _____June 30_____ , 20 _20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__Chairman/Treasurer____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Assets:

Cash and cash equivalents	$ 4,597,146
Cash segregated in accordance with Federal regulations - customers	35,775,000
Cash segregated in accordance with Federal regulations - PAB	200,000
Receivables from broker dealers and clearing organization	2,914,207
Receivables from customers, net of allowance for doubtful accounts of $50,000	1,337,924
Receivable from shareholder	185,087
Prepaid income taxes	127,689
Trading securities, at market value	66,930
Commissions receivable	15,010
Cash deposits with clearing organization and other broker dealers	2,436,488
Property and equipment, at cost, less accumulated depreciation and amortization of $306,729	79,228
Operating lease right-of-use asset	223,631
Other assets	344,339
Total assets	**$ 48,302,679**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Payables to customers	$ 38,720,874
Accounts of and payables to officers and directors	1,704,606
Accounts payable and accrued expenses	741,488
Commissions, payroll and payroll taxes payable	306,772
Accrued contingent liability	100,000
Payables to broker dealers and clearing organization	20,923
Subordinated borrowings from officers and directors	650,000
Payroll Protection Program loan	494,782
Trading account deposit	100,000
Operating lease liability	234,849
Deferred income tax liability	1,100
Total liabilities	**43,075,394**

Stockholders' equity:

Common stock, $.10 par value, 1,000,000 shares authorized, 410,000 shares issued and outstanding	41,000
Additional paid-in capital	303,837
Retained earnings	4,882,448
Total stockholders' equity	**5,227,285**
Total liabilities and stockholders' equity	**$ 48,302,679**

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2020

Revenues:

Commissions	$ 7,396,612
Clearing fees	213,357
Interest income	89,849
Vetting fees	51,889
Net gains on firm trading accounts	47,221
Other	52,655
Total revenues	7,851,583

Expenses:

Compensation, payroll taxes and benefits	4,942,804
Communications	784,196
Regulatory, professional fees and related expenses	492,362
Data processing and clearing costs	466,469
Occupancy and equipment	180,041
Transfer fees	89,826
Interest	32,500
Bank charges	15,141
Other expense	159,814
Total expenses	7,163,153
Income before income taxes	688,430
Income tax expense	197,180
Net income	$ 491,250

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2020

Cash Flows from Operating Activities:		
Net income		$ 491,250
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	36,432	
Change in allowance for doubtful accounts	25,000	
Change in deferred income taxes	(9,500)	
Noncash contingent liability accrual	100,000	
(Increase) decrease in assets:		
Receivables from broker dealers and clearing organization	(1,096,232)	
Receivables from customers	(1,125,097)	
Receivables from officers and directors	(185,087)	
Trading securities, at market value	29,790	
Commissions receivable	81,405	
Cash deposits with clearing organization and other broker dealers	(1,000,074)	
Income tax receivable	(127,689)	
Operating lease right-of-use asset	(223,631)	
Other assets	(110,169)	
Increase (decrease) in liabilities:		
Payables to customers	21,171,194	
Accounts of and payables to officers and directors	171,867	
Accounts payable and accrued expenses	(86,117)	
Commissions, payroll and payroll taxes payable	(43,382)	
Income taxes payable	(363,932)	
Payables to broker dealers and clearing organization	(190,844)	
Operating lease liability	234,849	17,288,783
Net cash provided by operating activities		17,780,033
Cash Flows from Investing Activities:		
Cash paid for purchase of property and equipment	(29,080)	
Cash paid for purchase of other investments	(1,496)	
Net cash (used for) investing activities		(30,576)
Cash Flows from Financing Activities:		
Proceeds from long-term borrowing	494,782	
Net cash provided by financing activities		494,782
Net increase in cash and restricted cash		18,244,239
Cash and restricted at beginning of year		22,327,907
Cash and restricted cash at end of year		$ 40,572,146

Continued - next page

The accompanying notes are an integral part
of the financial statements.

Continued -

Supplemental disclosures of cash flow information:

1. Cash paid for:

    Interest $ 32,500

    Income taxes $ 699,210

2. Schedule of Non-cash Transactions:

    Fixed assets with a cost and accumulated depreciation of $15,066 were disposed of during the year ended June 30, 2020. No proceeds on disposal were received.

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2019	$ 41,000	$ 303,837	$ 4,391,198	$ 4,736,035
Increased by:				
Net income	--	--	491,250	491,250
Balances - June 30, 2020	$ 41,000	$ 303,837	$ 4,882,448	$ 5,227,285

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2020

Subordinated Borrowings; July 01, 2019	$ 650,000
Issuance of new loan	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2020	$ 650,000

The accompanying notes are an integral part
of the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   a. **Nature of Business**

   The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

   The Company has operations in Utah, Arizona, California, Colorado, Florida, Idaho, New York, Oklahoma and Texas. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

   b. **Basis of Accounting**

   Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States.

   c. **Revenue Recognition**

   Effective July 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

   The Company acts as an agent by selling securities to customers and collecting commissions. The Company recognizes commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the security is selected, the price is determined, the trade is executed, and the risks and rewards of ownership have been transferred to/from the customer.

   The Company also receives commissions on mutual funds purchased by customers. The Company believes that the performance obligation is not satisfied until the mutual funds are purchased by customers and recognizes the commission at that time.

   The Company performs vetting services to customers who wish to convert restricted stock to eligible trading stock. In addition, the Company charges clearing fees to another broker-dealer that it clears trades for. The Company recognizes revenue as the related performance obligations are satisfied.

d.   Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts and any highly liquid investments with an initial maturity of three months or less.

e.   Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f.   Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is provided using accelerated and straight-line methods over expected useful lives of three to seven years.

g.   Leases

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than 12 months. Pursuant to this new standard, the Company has recorded an operating lease right-of use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of June 30, 2020.

The Company leases office space under the terms of several operating leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide implicit rates, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

h.   Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effects of such differences are reported as deferred income taxes in the financial statements.

i. **Fair Value of Financial Instruments**

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

j. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. **CASH AND RESTRICTED CASH**

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 4,597,146
Cash segregated in accordance with Federal regulations – customers	35,775,000
Cash segregated in accordance with Federal regulations – PAB	200,000
Total cash and restricted cash shown in the statement of cash flows	$40,572,146

3. **CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS**

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2020 was calculated to be $35,352,777. The Company had $35,775,000 cash on deposit in the reserve account, which was $422,223 more than the amount required.

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to broker-dealer transactions and credit balances. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2020 was calculated to be $100,000. The Company had $200,000 cash on deposit in the reserve account, which was $100,000 more than the amount required.

4. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2020, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from or to the clearing organization, net	$ 1,899,457	$ 7,251
Fails to deliver and receive	1,014,750	13,672
Totals	$ 2,914,207	$ 20,923

5. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2020 include cash and margin accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt recoveries net of bad debt expense and trading error adjustments for the year ended June 30, 2020 were $21,284.

6. PROPERTY AND EQUIPMENT

Depreciation expense for the year ended June 30, 2020 was $36,432. Property and equipment are summarized by major classifications as follows:

Equipment	$ 160,849
Leasehold improvements	89,087
Software	84,304
Furniture and fixtures	51,717
	385,957
Less accumulated depreciation and amortization	(306,729)
	$ 79,228

7. LINE OF CREDIT

The Company maintains a revolving line of credit with its bank. The credit arrangement has a maximum borrowing limit of $3,000,000. The line is available through January 8, 2021 and provides for interest at the LIBOR rate. The line of credit is secured by the assets of the Company and is guaranteed by the Company's chairman. The Company did not have an outstanding balance on the line of credit as of June 30, 2020. The line of credit contains certain loan covenants. Management believes the Company was in compliance with applicable covenants as of June 30, 2020.

8. PAYCHECK PROTECTION PROGRAM LOAN

On April 17, 2020, the Company received loan proceeds in the amount of $494,782 under the Paycheck Protection Program ("PPP"). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the 24-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%. The Company used the proceeds for purposes consistent with the PPP and anticipates that it will be forgiven.

9. SUBORDINATED LOAN AGREEMENTS

The Company has entered into six subordinated loan agreements totaling $650,000, all of which is payable to current and former officers and directors of the Company. The agreements renew annually and provide for interest at 5% per annum. The Company anticipates that all notes will be renewed for additional one-year periods, unless circumstances or Company requirements change. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 17). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

10. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 165,845
State and local income and franchise taxes	40,835
Change in deferred taxes for current year timing differences	(9,500)
Income tax expense	$ 197,180

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 144,570
Computed "expected" state tax expense	34,422
Computed "expected" state tax deduction	(7,229)
Effect of actual tax rate vs. "expected" tax rate	(2,097)
Impact of non-deductible expenses	27,514
Income tax expense	$ 197,180

In accordance with ASU No. 2015-17, "Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes", the Company reports their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on the balance sheet. Using the applicable combined Federal and state tax rate of 26%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Deferred income tax asset			
Allowance for doubtful accounts	$ 50,000	26%	$ 13,000
Deferred income tax liability			
Tax depreciation in excess of book depreciation	($ 54,238)	26%	(14,100)
Net deferred income tax liability			($ 1,100)

The FASB has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2016.

11. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and two branch offices. One of the branch offices is on a month-to-month basis, while the remaining two leases have the following characteristics:

The Company renewed a three-year operating lease for office space in January 2018, which will expire January 31, 2021. The terms of the agreement call for an annual 3% escalation in rents and one three-year renewal option at market rates.

The Company entered into a 63-month operating lease for office space in April 2020, which will expire May 31, 2025. The terms of the agreement call for specific annual escalation in rents and two five-year renewal options at market rates.

Rent expense under the three operating agreements totaling $143,609 was charged to operations during the last fiscal year. The future minimum payments required by the office lease agreements in effect at June 30, 2020 are as follows:

Year Ending June 30	Amount
2021	$ 96,274
2022	38,720
2023	43,428
2024	41,364
2025	38,984
Total lease payments	258,770
Less interest factor	(23,921)
Total operating lease liability	234,849
Less operating lease liability - current portion	88,859
Operating lease liability - long-term portion	$ 145,990

12. LEASES

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company is a party to several multi-year operating leases for office space.

The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating lease does not provide a readily determinable implicit interest rate.

The following table presents the Company's lease-related assets and liabilities as of June 30, 2020:

Assets:		
Operating leases	Operating lease right-of-use asset	$ 223,631
	Total	$ 223,631
Liabilities:		
Operating leases	Operating lease liability - current portion	$ 88,859
Operating leases	Operating lease liability - long-term portion	145,990
	Total	$ 234,849
Weighted-average remaining term		3.89 years
Weighted-average discount rate		4.75%

13. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. A profit sharing contribution totaling $130,000 was accrued and charged to operations for the year ended June 30, 2020.

14. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2020, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $1,704,606. Amounts paid or received on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with current and former officers and directors of the Company (see note 9). Interest expense associated with the subordinated borrowings totaled $32,500 during the year ended June 30, 2020.

c. Receivable from shareholder

The Company had an agreement with a corporate shareholder to reimburse the Company for wages paid to a specific employee through March 31, 2020. As of June 30, 2020, the amount due to the Company under this agreement totaled $185,087 and is being repaid to the Company at a rate of $10,000 per month.

15. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, **representing the Company's own assumption about the** assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities (if any) at fair value as of June 30, 2020:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$ 66,930	$ --	$ --	$ 66,930
Totals	$ 66,930	$ --	$ --	$ 66,930

16. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a few customer margin accounts which exposes the company to credit and market risks. However, this risk is minimized by the Company requirement that margin accounts must maintain at least a 2:1 ratio of securities to margin obligations.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Notes to Financial Statements – continued

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2020 the Company had approximately $5,428,106 in excess of the FDIC limit.

17. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2020 the Company's net capital was $5,386,727 which was $5,136,727 in excess of the minimum required.

18. COMMITMENTS AND CONTINGENCIES

On February 27, 2018, an extended hearing panel of the Department of Enforcement of the Financial Industry Regulatory Authority, Inc., Office of Hearing Officers, issued its decision ordering fines aggregating $1.47 million for violations of the applicable short sales and anti-money laundering rules. The Company appealed the decision to the National Adjudicatory Council (NAC). On December 19, 2019 the NAC issued its decision ordering that the fines be reduced by $205,000 to an aggregate $1.265 million. The Company made a timely appeal to the Securities and Exchange Commission (SEC) to hear the case. Pursuant to FINRA Rules, the Company's timely appeal of the decision to the SEC deferred the effectiveness of the findings and sanctions. Due to the disparity in the range of fines of similar cases, the Company believes that the final amount is not reasonably estimable. The Company has booked a contingent liability totaling $100,000 which represents the estimated low end of the possible range of fines.

19. COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus ("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and future results of operations is not yet know, management does not believe the Company will be materially negatively impacted.

20. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 2, 2020, the date which the financial statements were available to be issued and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2020

WILSON-DAVIS & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2020

Total stockholders' equity		**$ 5,227,285**
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		50,000
Add: qualified PPP expenses paid to date		289,165
Total stockholders' equity qualified for net capital		**5,566,450**
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Total capital and allowable subordinated liabilities		6,216,450
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 812,902	
Aged fails-to-deliver	7,547	
Aged fails-to-receive	374	
Total deductions and/or charges		820,823
Net capital before haircuts on securities positions		5,395,627
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	8,900	
Money market funds	--	
Undue concentration	--	
Total haircuts		8,900
Net capital		$ 5,386,727

See reconciliation to respondent's unaudited computation on page 21.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
JUNE 30, 2020

Net capital per respondent's unaudited computation	$ 5,386,727
Net adjustments to stockholders' equity	--
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 5,386,727

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2020

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 36,353,534
Customers' securities failed to receive	33,000
Credit balances in firm accounts which are attributable to principal sales to customers	--
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	140,071
Other	21,927

TOTAL CREDITS	**$ 36,548,532**

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	1,232,737	
Failed to deliver of customers' securities not older than 30 calendar days	--	
Aggregate debit items		1,232,737
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(36,982)

TOTAL DEBITS	**1,195,755**

RESERVE COMPUTATION

Excess of total debits over total credits	--
Excess of total credits over total debits	35,352,777
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	35,775,000
Amount of deposit (or withdrawal)	--
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 35,775,000
Date of deposit or withdrawal	N/A

See reconciliation to respondent's unaudited computation on page 23.

22

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2020

	Debits	Credits
Totals per respondent's unaudited computation	$ 1,195,755	$ 36,548,532
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 1,195,755	$ 36,548,532

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2020

CREDIT BALANCES

Free credit balances and other credit balances in PAB security accounts	$ 100,000
PAB securities failed to receive	--
Fair value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--

TOTAL CREDITS $ 100,000

DEBIT BALANCES

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	--
Failed to deliver of PAB securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	--

TOTAL DEBITS --

RESERVE COMPUTATION

Excess of total PAB debits over total credits	--
Excess of total PAB credits over total debits	100,000
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	200,000
Amount of deposit (or withdrawal)	--
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 200,000
Date of deposit or withdrawal	

See reconciliation to respondent's unaudited computation on page 25.

24

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VI
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF PAB ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2020

	Debits	Credits
Totals per respondent's unaudited computation	$ --	$ 100,000
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
Increase in PAB securities failed to deliver/receive	--	--
Totals per audit	$ --	$ 100,000

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VII
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2020

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in **the respondent's possession or control as of the report date (for which** instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. $ 140,071

Number of items   5

The system and procedures utilized in complying with the requirement to maintain physical possession or control **of customers' fully paid and excess** margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.   Yes__X__ No_____



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that *(a)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2020; *(b)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2020; *(c)* Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2020; and *(d)* the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2020; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2020 was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.



An Association of
Independent Accounting Firms



In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

Haynie & Company
Salt Lake City, Utah
November 2, 2020

Wilson-Davis & Company-WD INVESTMENTS 236 So. Main St. - Salt Lake City, UT 84101
or PO Box 11587 Salt Lake City, Utah 84147

Member: Securities Investor Protection Corporation **SiPC** Member: Financial Industry Regulatory Authority (FINRA)

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. hereby states to the best of our knowledge and belief:

a. Wilson-Davis & Company, Inc. has established and maintained internal control over compliance, as defined in Rule 17a-5.

b. Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2020.

c. Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2020.

d. Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2020.

e. The information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records.

f. Statements are sent to customers in accordance with FINRA Rule 2340 (formerly NASD Rule 2340).

Lyle W. Davis
Chairman/Treasurer
Wilson-Davis & Company
November 2, 2020

Voice 801-532-1313 Fax 801-578-2823 Website www.wdco.com

 **Haynie &
Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Wilson-Davis & Company, Inc.
236 South Main Street
Salt Lake City, Utah 84101

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were **agreed to by Wilson-Davis & Company, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable** instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies) noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and -

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the **expression of an opinion or conclusion, respectively, on the Company's compliance** with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

 **PrimeGlobal**

*An Association of
Independent Accounting Firms*



An independently owned member
RSM US Alliance | **RSM**

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
November 2, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **6/30/2020**
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14299   FINRA   JUN
WILSON DAVIS & CO INC
PO BOX 11587
SALT LAKE CITY UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lyle Davis   801-532-1313

2. A. General Assessment (item 2e from page 2) $ 11,729

B. Less payment made with SIPC-6 filed (exclude interest)   (5,984)

Date Paid

C. Less prior overpayment applied   ( )

D. Assessment balance due or (overpayment)   5,745

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,745

G. PAYMENT: √ the box
Check mailed to P.O. Box ■ Funds Wired ☐   ACH ☐
Total (must be same as F above) $ 5,745

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WILSON-DAVIS & CO.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of October , 20 20 .

CHAIRMAN
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

32

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 7,851,583

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_____

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 32,500

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

32,500

Total deductions

32,500

2d. SIPC Net Operating Revenues

$ 7,819,083

2e. General Assessment @ .0015

$ 11,729

(to page 1, line 2.A.)

33